Exhibit 99.1

AB Svensk Exportkredit

Certain non-IFRS Financial Measures used in the Interim Report for the Nine-Month Periods Ended September 30, 2008 and 2007

Core Earnings

We have disclosed for the nine-month period ended September 30, 2008 and 2007 Core Earnings, which is a non-IFRS financial measure derived from our consolidated Operating profit under International Financial Reporting Standards (IFRS).  Management believes Core Earnings better reflects the impact of the economic hedge relationships on SEK’s activities by eliminating that portion of Net results of financial transactions that arises from changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives.  SEK seeks to ensure that these assets and liabilities are economically hedged as to interest rate, currency and any other risk with the result that SEK does not expect to book realized gains or losses on these items.

Accordingly, SEK believes that it is appropriate to have a measure of its operating performance for a financial reporting period that ignores changes in the values of these assets and liabilities during that period.

Core earnings for the nine months ended September 30, 2008 and 2007 is derived from IFRS as follows:

	9 months ended September 30,
	2008	2007
	(Skr million)
Consolidated Operating profit reported under IFRS	556.8	371.8
Less: changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives, reported as part of Net results of financial transactions – see note 2 to the unaudited financial statements included in the Report	(92.8)	24.2

Core Earnings	464.0	396.0

Return on equity (Core Earnings)

SEK has also disclosed pre-tax and after-tax returns on equity on the basis of Core Earnings.  In calculating equity for this purpose, we have disregarded equity attributable to reserves carried against those assets whose changes in values are deducted from operating profit to reach Core Earnings.

	9 months ended September 30,
	2008	2007
	SKR million (except %)
Total opening balance of equity in accordance with IFRS	4,496.5	4,250.7
Less: After-tax adjustments at transition to IFRS: Effects of changes in fair value at January 1, 2007	(60.5)	(60.5)
Less: Accumulated after-tax change in market valuation according to IFRS after January 1, 2007	19.2	n.a.
Less: After-tax changes in reserves after January 1, 2007	107.2	n.a.
	4,562.4	4,190.2
Pre-tax Core Earnings (annualized)	618.7	528.0
Pre-tax return on equity (Core Earnings)	13.6%	12.6%
Net profit (Core Earnings): Pre-tax Core Earnings, less effect of 28% standard tax rate (annualized)	445.5	380.2
After tax return on equity (Core Earnings)	9.8%	9.1%